HYZON MOTORS Inc.
599 South Schmidt Road
Bolingbrook, Illinois 60440
June 14, 2024
VIA EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Bradley Ecker

Re:	Acceleration of Effective Date
Hyzon Motors Inc.
Registration Statement on Form S‑3 (File No. 333-280006)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hyzon Motors Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on June 18, 2024, or as soon thereafter as practicable.
The Registrant respectfully requests that you notify Mr. Garrett Bishop of Foley & Lardner LLP of such effectiveness by a telephone call to (414) 319-7024.

Very truly yours,

Hyzon Motors Inc.

By:	/s/ Parker Meeks
Parker Meeks
Chief Executive Officer